

October 14, 2014

<u>Via E-mail</u>
Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot
Tucson, AZ 85712

      Re: **ABCO Energy, Inc.**
               Amendment No. 2 to Registration Statement on Form 10
               Filed September 26, 2014
               Amendment No. 2 to Form 10-Q
               For the Quarterly Period Ended June 30, 2014
               Filed September 26, 2014
               File No. 000-55235

Dear Mr. O'Dowd:

We have reviewed your response letter and the amendment to your filings, and we have the following comments.

<u>General</u>

1.   We note the company provided a separate letter with a written statement acknowledging, among other requested acknowledgments, that "the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10 filing, as amended by Amendment No. 2 filed herewith." Please note that the written acknowledgement provided by the company should cover all of the filings under this review, not just one specific amendment to one filing. Accordingly, please provide another written statement from the company that conforms to the following language:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Registration Statement on Form 10

General

2.   We note your response to comment one of our letter dated September 10, 2014. Section 101(d) of the JOBS Act provides that an "issuer shall not be an emerging growth company for purposes of [the Securities Act and the Exchange Act] . . . if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011." We are unable to locate an effective registration statement on your EDGAR page. Please advise, or revise your registration statement to disclose that you are an emerging growth company.

Business, page 4

3.   We note the added disclosure on pages 6-7 in response to comment two of our letter dated September 10, 2014. As previously requested, please provide the information required by Item 101(h)(1) of Regulation S-K. Specifically, please disclose the form and year of organization of the company. Currently, your disclosure appears to only address the share exchange that took place in 2011, without providing any organization information prior to such exchange.

Description of Products, page 4

4.   We note your response to comment four of our letter dated September 10, 2014. However, the nature of your business as it relates to AEFC leasing activities remains unclear. Please explain in further detail the nature of your leasing activities, their purpose, how they are structured, who is involved, their material terms, and how they function.

Current Business Focus, page 5

5.   We note your response to comment 10 of our letter dated September 10, 2014. Please clarify who benefits from the federal tax credit (*e.g.*, the company or its customers). We further note your added statement that you do not know what impacts a reduction or extension in the federal tax credit will have on your business. To the extent known, please disclose the potential material effects that such actions could have on your business. For example, if the reduction of the federal tax credit could result in material increased costs or reduced demand, please so state. In this regard, we note your disclosure on page 10 that a reduction in utility rebates subsidies in Arizona was the primary reason behind a 65% decrease in sales. Finally, we note your added disclosure that the State of Arizona subsidies are not material to your programs at this time. Please explain why. In this regard, we again note your disclosure on page 10 regarding the reduction in Arizona utilities rebates subsidies to zero or near zero and the resulting

pullout of leasing companies from the Arizona market, leading to a material change in sales.

<u>Management's Discussion and Analysis . . . , page 7</u>

<u>Results of Operations – Overview, page 7</u>

<u>Three Months Ended June 30, 2014 . . . , page 7</u>

6.   We note your response to comment 16 of our letter dated September 10, 2014. As previously requested, please describe any known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in material changes to your liquidity. In this regard, we note your disclosure in the third paragraph that solar sales revenue in 2013 reflected "changing market conditions." Please describe these conditions. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013. In that discussion, we also note your reference to instability under "current market conditions."

7.   We note your response to comment 17 of our letter dated September 10, 2014. As previously requested, please explain the reasons for the change in cost of sales from period to period. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

8.   We note your response to comment 19 of our letter dated September 10, 2014. Please discuss the reasons for the change in total operating expenses from period to period. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

9.   We note your response to comment 20 of our letter dated September 10, 2014. Specifically, we note your statement that your operating expenses for this period were higher than the comparative period in 2013, but not as a percentage of total sales. However, it appears that your operating expenses for this period were 45% of revenues compared to 120% of revenues for the comparative period in 2013. Please revise your disclosures to more accurately reflect the underlying reasons for the change in your net loss from period to period. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

<u>Six Months Ended June 30, 2014 . . . , page 8</u>

10.   In the fourth paragraph, you state that cost of sales was 57% of revenues in 2014 and 95% of revenues in 2013. You then state that the change is insignificant but expected to remain unstable under current market conditions. As previously requested in comment 17 of our letter dated September 10, 2014, please explain the reasons for such change and why you believe it was insignificant. In this regard, we note the increase in the cost of

sales as a percentage of revenues, as well as the approximate 20% increase in the dollar amount.

Statements of Cash Flows for the Six Months Ended June 30, 2014 and 2013, page 9

11.   We note your added disclosure in the second paragraph that attributes both a negative cash flow from investing activities in 2014 and a positive cash flow from investing activities in 2013 to receipt of principal on leases, acquisitions of equipment, and deposits on leaseholds. Please expand your disclosure to explain how the same activities led to negative cash flow in 2014 and positive cash flow in 2013.

Liquidity and Capital Resources, page 9

12.   We note that you continue to state that one of your directors will remain a source of limited capital for the future. As previously requested in comment 24 of our letter dated September 10, 2014, please clarify whether you have any existing agreements or arrangements with this director, and if you do, please disclose the material terms of such agreements or arrangements and tell us what consideration you gave to filing the agreement, or a written description of the agreement if it is an oral agreement, as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Results of Operations for the Fiscal Years Ending December 31, 2013 and 2012, page 10

Fiscal Year Ended December 31, 2013 . . . , page 10

13.   We note your responses to comments 29 and 30 of our letter dated September 10, 2014. As previously requested, to the extent that multiple factors contributed to the decrease in sales and the cost of sales, please quantify the amount of change attributable to each factor.

Liquidity and Capital Resources, page 10

14.   We note your response to comment 31 of our letter dated September 10, 2014. Please explain to us how you determined that your working capital totaled $459,173 at December 31, 2012. In this regard, we note that, based on your current assets and current liabilities disclosures on your balance sheet on page F-2, your working capital at December 31, 2012 appears to have been $222,000. In addition, please discuss more fully the reasons for the decrease in working capital from period to period. For example, equity offerings and the reduction in inventory and accounts receivable would all appear to increase available cash, which is also a current asset. Without a discussion of changes to your current liabilities, your current disclosures do not appear to explain the decrease in working capital.

Statements of Cash Flows, page 10

15.   We note your response to comment 32 of our letter dated September 10, 2014. Please explain what it means that some of your suppliers allowed payments for material to come from the financing of leases provided by the supplier's captive leasing company.

16.   We note your added disclosure at the top of page 11. Specifically, we note your statement that your supplier lines of credit have increased due to your working capital and credit experience. Please explain how your working capital led to an increase in your supplier lines of credit. In this regard, we note that your working capital decreased during the period. In addition, as previously requested in comment 22 of our letter dated September 10, 2014, to the extent material, please disclose the limits of the supplier lines of credit.

Plan of Operation, page 11

17.   We note your revised statement in the first paragraph that you have paid off nearly all of your debt. Given that your total liabilities at June 30, 2014, as disclosed on your balance sheet on page F-1, totaled $257,672, please disclose how you have paid off nearly all of your debt since that time.

18.   We note your response to comment 38 of our letter dated September 10, 2014. As previously requested, please disclose how long you believe you can continue your business with cash on hand.

Properties, page 11

19.   We note your response to comment 39 of our letter dated September 10, 2014. Specifically, we note that it appears you no longer have a New York office. However, your disclosures in other parts of the registration statement (*e.g.*, page 4) continue to indicate that you have a location in New York, NY. Please advise, or revise your disclosures as appropriate. In addition, as previously requested, please clarify whether your properties are adequate for your needs. Refer to Item 102 of Regulation S-K.

Certain Relationships, Related Transactions, and Director Independence, page 14

20.   We note your response to comment 42 of our letter dated September 10, 2014. Please disclose the amount Mr. Marx paid to purchase his 1,000,000 shares of the company's common stock. Refer to Item 404(c)(1)(i) of Regulation S-K. In addition, we further note your added disclosure in response to our prior comment 42 that ENYC was not a shell company prior to the completion of the SEA because it had adequate assets and other attributes of a non-shell company. Please disclose these attributes, and address the definition of shell company in Exchange Act Rule 12b-2.

Recent Sales of Unregistered Securities, page 16

21.   We note your response to comment 46 of our letter dated September 10, 2014. As previously requested, please disclose the names of the principal underwriters used in the unregistered offers and sales of securities identified in this section. Refer to Item 701(b) of Regulation S-K.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2014

General

22.   To the extent applicable, please comply with the above comments in future filings.

        You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

                                    Sincerely,

                                    /s/ Pamela Long

                                    Pamela Long
                                    Assistant Director

cc: Brian P. Simon, Esq. (*via e-mail*)
        Law Office of Brian P. Simon